

16006262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

;ION

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SEC FILE NUMBER
8-22651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/15___AND ENDING___12/31/15___
                       MM/DD/YY   MM/DD/YY

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

1285 Avenue of the Americas
                            (No. and Street)

New York   **NY**   10019
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert M. Broughton   **(615) 393-7269**
                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                          (Name – if individual, state last, first, middle name)

5 Times Square   **New York**   **NY**   10036
(Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION

FEB 29 2016

DIVISION OF TRADING & MARKETS

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

               Potential persons who are to respond to the collection of information
               contained in this form are not required to respond unless the form
               displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Robert M. Broughton**, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **UBS Securities LLC** (the "**Company**"), as of **December 31, 2015**, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert M. Broughton
Managing Director

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [ ] (d) Statement of Comprehensive Operations.
- [x] (e) Statement of Changes in Financial Condition.
- [x] (f) Statement of Changes in Members' Equity or Partners' or Sole Proprietors' Capital.
- [x] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (h) Computation of Net Capital.
- [x] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (p) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [x] (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- [x] (r) Computation of CFTC Minimum Net Capital Requirements.
- [x] (s) Statement of Cleared Swaps Customer Segregation Requirements and Funds In Cleared Swaps Customer Accounts Under d(f) of the CEA

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)



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Report of Independent Registered Public Accounting Firm

The Members of
    UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in subordinated borrowings, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, III, IV, V, VI, VII and VIII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2016

UBS Securities LLC
Statement of Financial Condition

December 31, 2015
(In Thousands)

Assets

Cash and cash equivalents		$ 243,238
Cash segregated and on deposit for federal and other regulations		321,553
Collateralized agreements:		
Securities borrowed		38,575,212
Securities purchased under agreements to resell		16,084,509
Securities received as collateral		487,100
Receivables from brokers, dealers and clearing organizations		7,350,336
Receivables from customers		5,397,209
Securities owned, at fair value	$ 3,965,109	
Securities owned, pledged as collateral, at fair value	3,032,578	
Total securities owned, at fair value		6,997,687
Exchange memberships, at cost (fair value $10,978)		5,735
Dividends and interest receivable		130,552
Other assets		548,151
		$ 76,141,282

Liabilities and members' equity

Short-term borrowings		$ 2,244,663
Collateralized agreements:		
Securities loaned		24,133,916
Securities sold under agreements to repurchase		15,417,134
Obligation to return securities received as collateral		487,100
Payables to brokers, dealers and clearing organizations		1,543,074
Payables to customers		17,832,289
Securities sold, not yet purchased, at fair value		4,005,320
Dividends and interest payable		96,995
Other liabilities and accrued expenses		1,789,763
		67,550,254
Subordinated borrowings		5,925,000
Members' equity		2,666,028
		$ 76,141,282

See accompanying notes.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS Group AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

According to the terms of the Company's Fifth Amended and Restated Limited Liability Company Agreement, dated as of August 1, 2005, (the "LLC Agreement"), the Company will be dissolved on December 31, 2050, subject to vote of the Class B Members. It is management's current intention to request that the Class B Members vote to extend the duration of the Company prior to that date.

Prior to August 31, 2015, the Company was owned by (i) UBS AG ("AG"), a wholly-owned subsidiary of the Parent, holding 30% Class B Interests in the Company; and (ii) UBS Americas Inc. holding 100% of the Class A Interests, 70% of the Class B Interests and 100% of the Preferred Interest in the Company (UBS Americas Inc., prior to August 31, 2015 was a direct wholly-owned subsidiary of AG).

As of August 31, 2015, AG contributed its 30% of the Class B interests in the Company to UBS Americas Holding LLC. UBS Americas Inc. continued to hold 100% of the Class A Interests, 70% of the Class B Interests and 100% of the Preferred Interest in the Company. As of August 31, 2015 AG also contributed its 100% ownership interest in the issued and outstanding shares in UBS Americas Inc. to UBS Americas Holding LLC (UBS Americas Holding LLC is owned 100% by AG).

At December 31, 2015, the Company is owned by (i) UBS Americas Inc. holding 100% of the Class A Interests, 70% of the Class B Interests and 100% of the Preferred Interest; (ii) UBS Americas Holding LLC holding 30% of the Class B Interests. See Note 10.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain financial assets and liabilities, expected losses from litigation, the carrying amount of intangible assets with indefinite lives, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, although some agreements may be collateralized by other types of securities. Resale agreements and repurchase agreements are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. Transactions are presented net in the accompanying statement of financial condition where the criteria is met. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Collateralized Agreements

received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables to clearing organizations, and net payables arising from unsettled trades.

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition.

Securities Owned and Securities Sold, not yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost net of impairments.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Intangible Assets

Intangible assets with indefinite lives, totaling $8,321 are not amortized; instead, these assets are subject to impairment tests on an annual and interim basis and are included in other assets on the statement of financial condition. In accordance with FASB ASC Topic 350 "Intangibles – Goodwill and Other" the Company performs an annual qualitative assessment to determine if an impairment of these assets is warranted.

Intangible assets with definite lives, consisting of customer relationships, totaling $63,200 (less accumulated amortization of $46,848) are amortized over ten years on a straight line basis and are reported at cost less accumulated amortization in other assets on the statement of financial condition. In addition, these intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable.

Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are reported at cost less accumulated depreciation and amortization in other assets on the statement of financial condition.

Dividends and Interest

Interest is accrued on repurchase and resale contract amounts, securities borrowed and securities loaned contract amounts, margin financing balances and interest bearing trading assets and liabilities included in securities owned, at fair value and securities sold, not yet purchased, at fair value. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Investment Banking

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking and underwriting fees are recorded on offering date, advisory fees on closing date and sales concessions on a trade date basis.

Commissions

Commissions and related expenses are recorded on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Income Taxes

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

U.S. GAAP requires a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Accounting Developments and Note 14 for additional information.

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASC Topic 606") ("ASC No. 2014-09"). This amendment creates the new ASC Topic 606, and supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. This amendment clarifies the principles for recognizing revenue from contracts with customers, except for contracts that are considered financial instruments. The core principal of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This amendment is effective for fiscal years beginning after December 15, 2017. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's statement of financial condition.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (ASC Topic 860), "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures". This amendment changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. In addition, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement.

This amendment is effective for fiscal years beginning after December 15, 2014. The Company has adopted ASU No. 2014-11 as of January 1, 2015. See Note 7 for additional information.

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC Topic 718), "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years beginning after December 15, 2015. The Company is currently assessing the impact that ASU No. 2014-12 will have on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic of 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. This amendment is effective for fiscal years ending after December 15, 2016. The Company is currently assessing the impact that ASU No. 2014-15 will have on the Company's statement of financial condition.

In February 2015, the FASB issued ASU 2015-02, Consolidation Amendments to the Consolidation Analysis (Topic 810) ("ASU No. 2015-02"). The amendment affects reporting entities that are required to evaluate whether they should consolidate certain legal entities.

Specifically, all legal entities are subject to reevaluation under the revised consolidation model. The new consolidation standard changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to

2. Significant Accounting Policies (continued)

Accounting Developments

consolidate the VIE. The new guidance eliminates the deferral of consolidation requirements for certain investment companies and similar entities of the VIE in ASU 2009-17. This amendment is effective for fiscal years beginning after December 15, 2015. The Company early adopted ASU No. 2015-02 on January 1, 2015, and it did not have a material impact on the Company's statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2015, $321,553 of cash was segregated, secured and sequestered in accordance with federal and other regulations. At December 31, 2015, there were no cash, U.S. Government obligations or other qualified securities that the Company was required to segregate under Securities and Exchange Commission ("SEC") Rule 15c3-3.

At December 31, 2015, the Company was required to segregate $8,589,236 secure $3,921,493 and sequester (OTC cleared swaps) $1,370,670 of cash or securities under the Commodity Exchange Act. The Company had $9,288,813 segregated, $4,441,826 secured, and $1,653,943 sequestered (OTC cleared swaps) which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2015, consist of the following:

Receivables from brokers, dealers and clearing organizations		
Receivables related to commodities clearing activity	$	3,996,037
Foreign commodity affiliate brokers		1,520,163
Securities failed to deliver		982,697
Pending Trades (net)		469,691
Deposits with clearing organizations		264,714
Affiliate securities accounts		81,533
Other		35,501
Total	$	7,350,336

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations (continued)

Payables to brokers, dealers and clearing organizations		
Securities failed to receive	$	1,002,487
Payables related to commodities clearing activity		324,496
Payables to clearing organizations		107,070
Affiliate commodity accounts		98,136
Other		10,885
Total	$	1,543,074

5. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In determining fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty. As a result, valuations are adjusted, where appropriate, to reflect liquidity adjustments, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities and other relevant sources.

5. Fair Value Measurement (continued)

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business' estimates of fair value against available market information. By benchmarking the business' fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the product's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

5. Fair Value Measurement (continued)

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value. See Note 6 for additional information.

U.S. Government and agency obligations

U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Corporate debt, including convertible securities

Corporate bonds and convertible securities are priced at fair market value, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors.

13

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

5. Fair Value Measurement (continued)

Corporate debt, including convertible securities

Collateralized debt obligations ("CDO") are valued independently using fundamental analysis and industry standard cash flow tools taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, as well as liquidity. Key inputs to such models include current and future economic conditions, the securities' projected performance, as well as liquidity in the market, among other factors. Collateral analysis is done based on techniques similar to those described for RMBS, CMBS and/or ABS.

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Fund units are generally marked to the exchange-traded price or net asset value (NAV).

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of tax-exempt and taxable state and municipal obligations. The dividend rate is set periodically through a series of auctions and, in the event of a failed auction, it is reset

Equities and warrants

to a maximum rate as defined by each deal's prospectus. APS are currently valued using internally developed techniques mainly based on unobservable inputs such as yields and projected maturity / redemption dates. These values are further calibrated to any market prices that might be observable via dealer indications or announced redemptions.

Options

Options are measured using either industry standard models or internally developed proprietary models.

14

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

5. Fair Value Measurement (continued)

State and municipal obligations

In addition to APS, the auction rate securities portfolio includes auction rate municipal securities ("ARS MUNI"). ARS MUNI are mainly comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. ARS MUNI are currently valued using internally developed techniques based off largely unobservable inputs such as yields and life of the bond. These prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions.

Money market and commercial paper

It is mainly comprised of commercial paper and certificates of deposit. These financial instruments have short-term maturities and carry interest rates that approximate market. Commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

At December 31, 2015, securities owned and securities sold, not yet purchased by the Company are illustrated in the following two tables:

Securities owned, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 2,549,957	$ 245,164	$ –	$ 2,795,121
Mortgage-backed obligations	–	68	–	68
Corporate debt, including convertible securities	–	1,078,306	47,558	1,125,864
Equities and warrants	488,181	33,496	1,717,250	2,238,927
Options	–	67,728	–	67,728
State and municipal obligations	–	–	755,479	755,479
Money market and commercial paper	–	12,500	2,000	14,500
	$ 3,038,138	$ 1,437,262	$ 2,522,287	$ 6,997,687

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

Securities sold, not yet purchased, at fair value	(Level 1)		(Level 2)		(Level 3)		Total fair value	
U.S. Government and agency obligations	$	3,026,761	$	5,794		–	$	3,032,555
Mortgage-backed obligations		–		–		–		–
Corporate debt, including convertible securities	$	23	$	473,075		456		473,554
Equities and warrants	$	453,219	$	3,529		23		456,771
Options		–	$	42,440		–		42,440
	$	3,480,003	$	524,838	$	479	$	4,005,320

During the twelve months ended December 31, 2015, the Company did not have any material transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

The tables on the following page provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of securities owned, at fair value and securities sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2015. The range of values presented in this table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Level 3 at fair value				
	Securities owned	Securities sold, not yet purchased	Valuation technique(s)	Significant unobservable inputs [1] / Sensitivity	Range of input values
Corporate debt, including convertible securities	$ 49,558	$ 456			
Corporate bonds	46,306	298	Market Comparables	Price	0.01-104.65
RMBS	3,252	158	Market Comparables and Cash Flow Analysis	Price	0 – 95
				CPR	1 – 9%
				CDR	4 – 13%
				Severity / Recovery	38 – 95%
				Yield	5 – 11%
Equities and warrants	$ 1,717,250	$ 23			
APS	1,716,943	–	Market Information	Price	71.84 – 91.25
			Pricing Model	Yield	1.38 – 4.55%
				WAL	3 – 8 years
Equities	307	23	–	–	–

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

| | Level 3 at fair value | | | | |
	Securities owned	Securities sold, not yet purchased	Valuation technique(s)	Significant unobservable inputs[1] / Sensitivity	Range of input values
State and municipal obligations	$ 755,479	$ –			
ARS Muni	755,479	–	Market Comparables	Price	84.23 – 95.78
			Pricing Model	Yield	1.36 – 9.80%
				WAL	0.42 – 7 years
Total	**$ 2,522,287**	**$ 479**			

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate. Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.

Severity / Recovery - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value. Recovery is the reverse of severity and calculated by subtracting the severity from the par value of an asset.

Yield - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. A significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Weighted Average Life ("WAL") - The weighted average of the time until principals are received. In general, significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

Securities owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $217,915 at December 31, 2015 as follows:

Corporate debt, including convertible securities	$ 217,915
U.S. Government and agency obligations	-
	$ 217,915

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Financial Instruments

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities received as collateral and obligation to return securities received as collateral, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings. All financial instruments carried at contract amounts that either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities.

The table on the following page represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. This table excludes all non-financial assets and liabilities. See Note 5 for additional information.

7. Financial Instruments (continued)

Financial Assets:	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Securities borrowed	38,575,212	38,575,212	—	38,575,212	—
Securities purchased under agreements to resell	16,084,509	16,505,592	—	16,505,592	—
Securities received as collateral	487,100	487,100	—	487,100	—
Receivables from brokers, dealers and clearing organizations	7,350,336	7,350,336	—	7,350,336	—
Receivables from customers	5,397,209	5,397,209	—	5,397,209	—
Exchange memberships	5,735	10,978	4,673	6,305	—
Dividends and interest receivable	130,552	130,552	—	130,552	—

Financial Liabilities:	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Short-term borrowings	$ 2,244,663	$ 2,244,663	$ —	$ 2,244,663	$ —
Securities loaned	24,133,916	24,133,916	—	24,133,916	—
Securities sold under agreements to repurchase	15,417,134	15,843,615	—	15,843,615	—
Obligation to return securities received as collateral	487,100	487,100	—	487,100	—
Payables to brokers, dealers and clearing organizations	1,543,074	1,543,074	—	1,543,074	—
Payables to customers	17,832,289	17,832,289	—	17,832,289	—
Dividends and interest payable	96,995	96,995	—	96,995	—
Subordinated borrowings	5,925,000	5,925,000	—	5,925,000	—

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

7. Financial Instruments (continued)

connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and meets other offsetting requirements.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

7. Financial Instruments (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities borrowed	$ 38,575,212	$ —	$ 38,575,212	$ (37,288,405)	$ 1,286,807
Securities purchased under agreements to resell	43,304,611	(27,220,102)	16,084,509	(15,962,597)	121,912
Financial Liabilities					
Securities loaned	24,133,916	—	24,133,916	(24,113,546)	20,370
Securities sold under agreements to repurchase	42,637,236	(27,220,102)	15,417,134	(15,357,218)	59,916

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2015, the Company obtained securities with a fair value of approximately $116,933,091 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

7. Financial Instruments (continued)

Repurchase Financings and Disclosures

The tables on the following page present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged.

At December 31, 2015
Remaining Contractual Maturity

	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Repurchase Agreements	$ 154,176	$ 31,812,305	$ 6,448,346	$ 4,222,409	$42,637,236
Securities loaned	24,031,541	102,375	-	-	24,133,916
Gross amount of secured financing included in the above offsetting disclosure	$24,185,717	$31,914,680	$6,448,346	$4,222,409	$66,771,152
Obligation to return securities received as collateral	487,100	-	-	-	487,100
Total	**$ 24,672,817**	**$ 31,914,680**	**$ 6,448,346**	**$ 4,222,409**	**$ 67,258,252**

	Securities sold under repurchase agreements	Securities Loaned	Obligation to return securities received as collateral	Total
U.S. Treasury and government agencies	$ 39,230,314	$ 874,648	$ -	$ 40,104,962
Equities	-	22,794,446	487,100	23,281,546
Asset-back securities	3,213,838	-	-	3,213,838
Corporate debt and securities	123,952	30,426	-	154,378
Other	69,132	434,396	-	503,528
Total	**$ 42,637,236**	**$ 24,133,916**	**$ 487,100**	**$ 67,258,252**

7. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards. The Company records its derivative activities at fair value.

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan, which is sponsored by the Parent and provides retirement benefits to eligible employees.

Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new retirement contribution feature of the defined contribution 401(k) plan (as discussed below) and began earning retirement contributions, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the retirement contribution feature of the defined

(In Thousands, except share data)

8. Employee Benefit Plans (continued)

contribution 401(k) plan as of January 1, 2002 or to remain in the defined benefit pension plan. With effect from October 1, 2015, a lump sum option was added to the defined benefit pension plan for certain terminated vested participants of this plan. This plan change allows these participants to elect to receive a lump sum payment in lieu of his/or her rights to receive an annual retirement pension from the plan.

The Company also participates in a Parent sponsored post-retirement medical and dental insurance plan. Retiree premiums are adjusted annually and deductibles, coinsurance, and/or copays apply. Retiree medical and dental premiums are subsidized for eligible employees who retired prior to January 1, 2014. Effective January 1, 2017, retirees who retired between and including January 1, 1999 and December 31, 2013, will be required to pay the full cost for dental coverage. Eligible employees who retire on or after January 1, 2014 pay the full cost of medical and dental coverage. With respect to the postretirement medical and dental plan, the Parent's policy is to fund benefits on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, and as of January 1, 2015, on a Roth 401(k) and after-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. Effective January 1, 2013, the Company's matching contributions to each participant is limited to an annual amount of $3. Eligible participants may also receive a retirement contribution (as discussed below) under the defined contribution 401(k) plan. A participant is 100% vested in his or her retirement contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death.

Effective January 1, 2013, the defined contribution 401(k) plan was amended such that employees newly eligible for the plan on or after January 1, 2013 will be required to complete three years of vesting service in order to become fully vested in the matching contributions made by the Company. Participants in the plan as of December 31, 2012, will continue to be immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the defined contribution plan. Generally, to receive a retirement contribution and/or retain the Company's matching contributions for the year, a participant must be an active employee on the last business day of that year.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

9. Equity Participation and Other Compensation Plans

UBS Group AG operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS Group AG operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP notional shares or EOP performance shares (i.e. notional shares which are subject to performance conditions).

For employees other than the Group Executive Board, EOP awards generally vest in equal instalments in years two and three. The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of the unvested deferred portion if an employee commits certain harmful acts or in most cases of terminated employment. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 5% at December 31, 2015. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Key Risk Takers (Globally defined as those employees who, by the nature of their role, have been determined to materially set, commit or control significant amounts of the firm's resources and / or exert significant influence over its risk profile), Group Managing Directors or employees whose incentive exceeds a certain threshold receive performance shares under EOP. These performance shares only vest in full if certain performance targets are met. Such performance conditions are currently based on UBS Group's return on tangible equity and the divisional return on attributed equity over the financial years during vesting.

Replacement awards (including sign-on payments) can be offered in shares and/or deferred cash under the EOP plan rules.

Deferred Contingent Capital Plan ("DCCP")

Similar as for EOP awards, certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of a notional additional tier 1 (AT1) instrument.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

9. Equity Participation and Other Compensation Plans (continued)

Deferred Contingent Capital Plan ("DCCP")

DCCP awards vest in full five years from grant and are forfeited if the phase-in Basel III Common Equity Tier 1 capital ratio of the UBS Group AG falls below 7% (for employees other than the Group Executive Board). In addition, awards are also forfeited if a viability event occurs, that is, if the Swiss Financial Market Supervisory Authority ("FINMA") provides a written notice to UBS Group AG that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS Group AG, or if UBS Group AG receives a

Deferred Contingent Capital Plan ("DCCP")

Commitment of extraordinary support from the public sector that is necessary to prevent such an event. Under the DCCP, employees may receive discretionary annual interest payments.

The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of the unvested deferred portion if an employee commits certain harmful acts or in most cases of terminated employment.

Other plans granted prior to 2014

Incentive Performance Plan ("IPP")

In 2010, certain senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three shares of UBS Group AG at vesting, depending on the achievement of share price targets. The IPP awards vest after five years in 2015 and are subject to continued employment. IPP was a one-time plan granted in 2010 only.

Voluntary share-based compensation plans

Equity Plus Plan ("Equity Plus")

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS Group AG at market value and receive, at no additional cost, one free notional UBS Group AG share of the Parent for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

9. Equity Participation and Other Compensation Plans (continued)

Equity Plus Plan ("Equity Plus")

At December 31, 2015, the amount of non-vested awards not yet recognized in 2015, was $538,480 which is expected to be recognized over a weighted average period of 1.57 years.

10. Members' Equity

At December 31, 2015, members' equity reported on the statement of financial condition includes Class A Interests, Class B Interests and Preferred Interest all of which were held as specified in Note 1. The Preferred Interest is non-voting and has preference over the payment of dividends of the Company's Class A Interest and Class B Interests. Dividends on the Preferred Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). During 2015, the Company declared Preferred Interest dividends in the amount of $4,147. The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

11. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2015.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Leases

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in May 2016. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2016	6,762	570
2017	2,820	–
2018	627	–
2019	499	–
2020	–	–

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, an unfavorable outcome against the Company is determined to be probable and the amount can be reasonably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company but are nevertheless expected to be, based on the Company's experience with similar asserted claims.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. Accordingly, no provision is established in such cases even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement ("NPA") which the Parent entered into with the U.S. Department of Justice ("DOJ"), Criminal Division, Fraud Section in connection with its submissions of benchmark interest rates, including among others the British Bankers' Association London Interbank Offered Rate ("LIBOR"), was terminated by the DOJ based on its determination that the Parent had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) by the Company, the Parent or another affiliated entity could have material consequences for the Parent or the Company. Resolution of regulatory proceedings may require the Parent or the Company to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for the Parent or the Company.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

Auction Rate Securities. The Company and an affiliate have been named in several arbitration and litigation claims asserted by issuers of auction rate securities ("ARS") arising out of the February 2008 ARS market dislocation. As of December 31, 2015, the majority of these actions have been dismissed or resolved. The few remaining claims seek damages based on allegations of violations of state and federal securities law.

Collateralized Debt Obligations. The Company (along with certain affiliates) has been named as a defendant in several lawsuits filed by institutional purchasers of collateralized debt obligations ("CDOs") structured by the Company in which plaintiffs allege, under various legal theories, that the Company misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively sought to recover several hundred million dollars in claimed losses. As of December 31, 2015, only one action remains pending. The others have been either dismissed or resolved, including (i) an action brought by Pursuit Partners, LLC and Pursuit Investment Management, LLC, which asserted misrepresentation and fraud claims against the Parent, the Company and a former employee of the Company, relating to the alleged marketing and sale in 2007 of certain CDO notes; and (ii) an action seeking at least USD 331 million in claimed losses that had previously been dismissed by the trial court but was reinstated by the appellate court.

Residential Mortgage-backed Securities and Mortgages. From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. RMBS. The Company has been named as a defendant relating to its role as underwriter of RMBS in a large number of lawsuits. RMBS suits brought by the Federal Housing Finance Agency ("FHFA") were settled in July 2013. The remaining pending lawsuits relate to approximately USD 6.2 billion in original face amount of RMBS underwritten by the Company. Of the USD 6.2 billion in original face amount of RMBS at issue in these cases, approximately USD 3.2 billion was issued in offerings in which a UBS-related entity transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust (UBS-sponsored RMBS). The remaining USD 3 billion of RMBS to which these cases relate was issued by third parties in securitizations in which the Company acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, the Company has indemnification rights against surviving third party issuers for losses or liabilities incurred by the Company, but the Company cannot predict the extent to which it will succeed in enforcing those rights. A class action settlement in which the Company was named as a defendant was settled by

11. Commitments and Contingencies (continued)

Legal Proceedings

a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of RMBS at issue in the cases pending against the Company by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to the Company. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court's approval of the settlement.

The Company is a defendant in two lawsuits brought by the National Credit Union Administration ("NCUA"), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in U.S. District Courts, one in the District of Kansas and the other in the Southern District of New York. The Kansas court partially granted the Company's motion to dismiss in 2013 and held that the NCUA's claims for ten of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In May 2015 the Kansas court, relying on a March 2015 decision rendered by the U.S. Court of Appeals for the Tenth Circuit in a case filed by the NCUA against Barclays Capital, Inc., granted a motion for reconsideration filed by the NCUA and reinstated the NCUA's claims against the Company for the ten certificates that had been dismissed in 2013. In February 2016, UBS made an offer of judgment to NCUA in the Southern District of New York case, which NCUA has accepted. The Court has yet to determine the final amount of the judgment, which, among other things, will depend on the Court's ruling on applicable prejudgment interest. Once judgment is entered by the Court, the litigation in the Southern District of New York will be ended.

In August 2014 the U.S. Attorney's Office for the Eastern District of New York issued a subpoena to the Parent pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), seeking documents and information related to its RMBS business from 2005 through 2007. In September 2015, the Eastern District of New York identified a number of transactions that are currently the focus of its inquiry, as to which we are providing additional information. The Parent continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General ("NYAG") relating to its RMBS business from 2005 through 2007. In addition, the Company has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program ("SIGTARP") (who is working

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

in conjunction with the U.S. Attorney's Office for Connecticut and the Department of Justice) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. The Company is cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

The Company and the Parent also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Matters Relating to the CDS Market. In July 2013 the European Commission issued a Statement of Objections against multiple CDS dealers including the Parent and the Company, as well as data service provider Markit and the International Swaps and Derivatives Association ("ISDA"). The Statement of Objections broadly alleges that the dealers infringed European Union ("EU") antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. The Parent and the Company have submitted their response to the Statement of Objections and present their position in an oral hearing in 2014. In December 2015 the EC issued a statement that it had decided to close its investigation against all of the dealers, including the Parent and the Company. The EC's investigation regarding Markit and ISDA is ongoing. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including the Parent and the Company, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against 12 dealers, including the Company, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the U.S. in order to protect the dealers' profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants' motions to dismiss the complaint. In September 2015, UBS and the other defendants entered into settlement agreements to resolve the litigation, pursuant to which the Company and an affiliate paid USD 75 million out of a total settlement amount paid by all defendants of approximately USD 1.865 billion. The agreements have received preliminary court approval but are subject to final court approval.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

Equities Trading Systems and Practices. The Company (along with an affiliate, collectively "UBS") is responding to inquiries concerning the operation of UBS's alternative trading system ("ATS") (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide. In January 2015, the SEC announced the resolution of its investigation concerning the operation of UBS's ATS between 2008 and 2012, which focused on certain order types and disclosure practices that were discontinued two years ago. Under the SEC settlement order, which charges UBS with, among other things, violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 612 of Regulation NMS (known as the sub-penny rule), UBS has paid a total of USD 14.5 million, which includes a fine of USD 12 million and disgorgement of USD 2.5 million. UBS is cooperating in the ongoing regulatory matters.

Government Bonds. Putative class actions have been filed in US federal courts against the Company, the Parent and other banks on behalf of persons who participated in markets for US treasury securities since 2007. The complaints generally allege that the banks colluded with respect to and manipulated prices of treasury securities sold at auction. They assert claims under the antitrust laws and the Commodity Exchange Act and for unjust enrichment. The cases have been consolidated in the Southern District of New York. Following filing of these complaints, the Parent and reportedly other banks have received requests for information from various authorities regarding US treasury securities and government bond trading practices.

12. Related Party Transactions

The related party balances set forth in the tables below resulted from transactions between the Company and affiliates in the normal course of the business as part of its trading, clearing, financing and general operations. Allocations between the Company, Parent and affiliates are subject to Service Level Agreements.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

12. Related Party Transactions (continued)

As of December 31, 2015, amounts receivable from and payable to Parent and affiliates are set forth on the following page:

Assets:

Cash and cash equivalents	$	75,076
Cash segregated and on deposit for federal and other regulations		40,486
Collateralized agreements:		
Securities borrowed		21,889,657
Securities purchased under agreements to resell		6,810,484
Securities received as collateral		487,100
Receivables from brokers, dealers and clearing organizations		1,853,036
Receivables from customers		10,522
Dividends and interest receivable		16,020
Other Assets		30,364

Liabilities:

Short-term borrowings	$	2,214,211
Collateralized agreements:		
Securities loaned		23,501,952
Securities sold under agreements to repurchase		13,372,010
Obligation to return securities received as collateral		487,100
Payables to brokers, dealers and clearing organizations		698,458
Payables to customers		1,227,455
Dividends and interest payable		23,956
Other liabilities and accrued expenses		117,056

Banking Activities

The Company maintains certain bank accounts at affiliated banks to segregate customer funds for regulatory purposes and to settle certain transactions in foreign currencies. Amounts held at affiliated banks to segregate customer funds are reported in cash segregated and on deposit for federal and other regulations on the statement of financial condition. Other bank balances at

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

12. Related Party Transactions (continued)

Banking Activities

affiliated banks are reported in cash and cash equivalents or short-term borrowings on the statement of financial condition. Outstanding balances at December 31, 2015 are as reflected in the table above. There were segregated customer funds held at affiliated UBS Stamford Branch at December 31, 2015.

Brokerage Activities

The Company clears customer and proprietary commodity transactions primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2015, receivables and payables related commodity transactions totaled $1,520,163 and $324,496 respectively. A commission is either earned or charged related to these transactions.

The Company also provides securities and futures execution, clearance and custody services for primarily with UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2015, receivables and payables related securities and futures execution totaled $81,533 and $98,136 respectively.

At times, affiliates, primarily UBS London Branch, are counterparties to trades executed by the Company. In the event these trades fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2015, receivables and payables related to fails totaled $251,340 and $275,826, respectively.

Collateralized Financing Activities

The Company enters into resale and repurchase agreements primarily with UBS Branches (Stamford, New York, and London) as well as other affiliates under master repurchase agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell on the statement of financial condition and are as set forth in the table above. Repurchase agreements, which are entered into for financing purpose, are reported in securities sold under agreements to repurchase on the statement of financial condition and are as set forth on the table above.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

12. Related Party Transactions (continued)

Collateralized Financing Activities

The Company enters into securities borrow and securities loan transactions primarily with UBS London Branch under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities are reported in securities borrowed on the statement of financial condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the statement of financial condition and are as set forth in the table above.

The Company enters into unsecured short-term lending agreements with UBS AG Switzerland and UBS Cayman Island Branch. Short-term borrowings are due on demand and bear interest based on variable rates ranging from 0.3% to 0.55% as of December 31, 2015. Balances related to these agreements are reported as short-term borrowings on the statement of financial condition and are represented in the table above.

The Company also enters into term subordinated lending agreements with UBS Americas Inc. This subordinated debt is reported in the Liabilities and members Equity section of the statement of financial condition. See Note 13.

Affiliate Arrangements

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable are included in other assets and other liabilities and accrued expenses on the statement of financial condition. The Company primarily uses office space leased by the UBS Stamford Branch, and is charged accordingly under the aforementioned service fee arrangements. The Company is provided technical, operational and computer service support primarily through UBS Stamford Branch in the normal course of business.

13. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $2,100,000 maturing on February 28, 2016, $525,000 maturing on December 29, 2016 and $2,000,000 maturing on September 28, 2017.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

13. Subordinated Borrowings (continued)

The Company also has revolving subordinated loan agreement with UBS Americas Inc. which has a credit line of $6,000,000 with a final maturity at December 31, 2019. As of December 31, 2015, the Company has drawn down $1,300,000 of the $6,000,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent, which approximated one month LIBOR at December 31, 2015.

All subordinated borrowings have been approved by FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital. See Note 15.

14. Asset-Backed Securitization Vehicles

The Company is in the business of underwriting securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

At December 31, 2015, the Company retained $57,469 in CMBS; and $2,915 in non-agency residential mortgage securities related to securitizations in which the Company acted as underwriter, and either the Company or an affiliate acted as transferor. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. In addition to positions retained at primary issuance, retained interests include positions acquired in secondary markets subsequent to securitizations. The majority of the retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

The Company and its affiliates sponsored securitizations utilizing special purpose entities (SPEs) as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises from being the primary beneficiary as described in Note 2 and from retained interests in connection with securitization activities. At December 31, 2015, the Company did not have any material VIEs that had to be consolidated.

14. Asset-Backed Securitization Vehicles (continued)

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss.

The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2015, the Company had net capital of $6,489,499 which was $5,518,958 in excess of the required net capital of $970,541. The Company's ratio of net capital to aggregate debit items was 32%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in the assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

16. Income Taxes (continued)

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a valuation allowance of $889,469 has been recorded. Since December 31, 2014, the valuation allowance increased by $8,375.

The components of the Company's deferred tax assets and liabilities as of December 31, 2015 were as follows:

Net Operating Loss Carry forwards	$	848,263
Employee Benefits		18,898
Other Deferred Tax Assets		22,746
Total Deferred Tax Assets		889,907
Less: Valuation Allowance		(889,469)
Deferred Tax Assets Net of Valuation Allowance		438
Less: Deferred Tax Liabilities		(438)
Total Net Deferred Tax Assets	$	-

At December 31, 2015 the Company's UBT net operating loss carryforwards of $21,882,398 that will begin to expire in 2027.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is illustrated as follows:

Total amounts of unrecognized tax benefits as at January 1, 2015	$	26,014
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		5,644
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(8,177)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a current period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a current period		-
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority		-
Reductions to the unrecognized tax benefits as a result of the lapse of the applicable statute of limitations		-
Total amounts of unrecognized tax benefits as of December 31, 2015	$	23,481

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

16. Income Taxes (continued)

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $23,481. However, because the benefit would be partially offset by a corresponding increase in the valuation allowance, there would be a net impact of $5,000.

The total amount of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition equals $2,175.

The Company files U.S. federal, state and local income tax returns as a partnership. During 2015, the Company finalized the IRS examination for the tax years 2009 through 2011. As of December 31, 2015, the Company is under examination by the IRS for the tax years 2012 through 2014. For New York City UBT purposes, tax years 2012 through 2014 are open to examination.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

17. Subsequent Event

The Company has evaluated subsequent events through February 27, 2016, the issuing date of the statement of financial condition. On February 26, 2016, the Company increased its drawn down on its $6,000,000 revolving subordinated loan agreement with UBS Americas by $750,000. This increased the previous drawn amount in Note 13 from $1,300,000 to $2,050,000.

The Company, except for what is disclosed above and in Note 11, did not note any additional subsequent events requiring disclosure in the statement of financial condition.